[Latham & Watkins Letterhead]



August 30, 2007


VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER
--------------------------------------------

Tabatha Akins
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                  Re:      Geron Corporation
                           Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 000-20859

Dear Ms. Akins:

         On behalf of Geron Corporation ("Geron" or the "Company"), we confirm receipt of the letter dated August 28, 2007 from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We respectfully submit the following reply on behalf of the Company as set forth below. Courtesy copies of this letter are being submitted to the Staff via overnight courier. For ease of reference, we have set forth your comment in italics and the Company's response below.

1. Please refer to your response to our prior comment number one. Provide to us, using disclosure-type format, proposed revisions to your disclosure clarifying why the Company concluded that the payments are discretionary. Specifically include the facts provided in your response letter and confirm that you will include the proposed disclosure in your future Exchange Act filings beginning with your September 30, 2007 10-Q.

         The Company supplementally advises the Staff that the Company will revise the disclosure related to the Company's joint venture with the Biotechnology Research Corporation in the Company's Quarterly Report on Form 10-Q for the Quarterly Period ending September 30, 2007 as follows:

         "In March 2005, we and the Biotechnology Research Corporation (BRC), a subsidiary of Hong Kong University of Science and Technology, established a joint venture company in Hong Kong called TA Therapeutics, Ltd. (TAT). TAT conducts research and was established to commercially develop products that utilize telomerase activator drugs to restore the regenerative and functional capacity of cells in various organ systems that have been impacted by senescence, injury or chronic disease. Pursuant to the joint venture agreement with BRC (the Agreement), we provide scientific leadership, development expertise, intellectual property and capital to TAT. BRC provides scientific leadership, a research team, capital and laboratory facilities to TAT. We and BRC each initially owned 50% of TAT. We initially contributed intellectual property and a nominal cash capital contribution of

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August 30, 2007
Page 2



         $12,000. BRC agreed to an initial cash capital contribution of $6,000,000 for Phase 1 of the joint venture. When and if BRC fully paid this amount, over the following three months, we could contribute an aggregate of $2,000,000 for Phase 1. If we chose not to contribute, then BRC could have repurchased our equity ownership in TAT or could have discontinued the joint venture. In no event could BRC have initiated a claim under the Agreement, or otherwise required us to contribute any amount to TAT or to pay BRC any amount. The decision to contribute funds to TAT was within our control and the consequences of this decision would not have created a liability for us or other obligation on our part to pay any amount to TAT or BRC. As a result, we treated the $2,000,000 Phase 1 payment as discretionary.

         Operations for TAT began April 1, 2005. As TAT was jointly owned and controlled by us and BRC, we accounted for our investment in TAT under the equity method of accounting. In accordance with the equity method of accounting, we increased (decreased) the carrying value of our investment in TAT by a proportionate share of TAT's earnings (losses). We recognized a loss of $12,000 for our proportionate share of TAT's 2005 second quarter losses after which our share of TAT's net operating losses exceeded the carrying value of our investment in and net advances to TAT and we were not committed to provide further financial support. Therefore, we discontinued the application of the equity method of accounting beginning July 1, 2005.

                                       ***

         Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (650) 463-3078.


                                        Sincerely,

                                        /s/ Gregory Chin
                                        ----------------
                                        Gregory Chin
                                        of LATHAM & WATKINS LLP

cc:      David L. Greenwood, Executive Vice President and Chief Financial
                Officer, Geron Corporation
         Alan C. Mendelson, Latham & Watkins LLP
         Mark V. Roeder, Latham & Watkins LLP